SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about the listing of

Sitios Latinoamérica, S.A.B. de C.V.”

Mexico City, September 19, 2022. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that today the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of shares representing the capital stock of Sitios Latinoamérica, S.A.B. de C.V., incorporated as result of AMX’s spin-off (“Sitios Latam”), in the National Securities Registry (Registro Nacional de Valores, or “RNV”). The definitive Spanish-language information statement (“Folleto Informativo”) will be available at www.bmv.com.mx, www.cnbv.gob.mx, www.americamovil.com and www.siteslatam.com.

An information statement based on the Folleto Informativo will be furnished on Form 6-K (the “U.S. Information Statement”), for its exclusive use in the United States, and will be available on the U.S. Securities and Exchange Commission’s website at www.sec.gov. Please review the U.S. Information Statement for additional information regarding the effects of the spin-off on holders of American Depositary Shares of AMX.

Holders of AMX shares will be entitled to receive, in exchange for every 20 AMX shares of series “A,” “AA” or “L” (Issuance 2021 – coupon 56), 1 Sitios Latam share corresponding to series “B-1” (Issuance 2022) (the “Share Distribution”).

With respect to shares deposited in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the Share Distribution is expected to begin on September 29, 2022, pursuant to the applicable legal procedures. With respect to shares not deposited in Indeval, the Share Distribution will take place as set forth in a future notice to AMX shareholders.

Sitios Latam shares are expected to be listed and to begin trading on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or “BMV”) as of September 29, 2022.

AMX expects September 29, 2022 to be the Ex-Date date for AMX’s shares (first trading date of AMX shares without the right to receive Sitios Latam shares). Therefore, transactions with AMX shares made in the BMV as of September 27 and 28, 2022 will settle on a 24-hour and same-day settlement cycle, respectively.

In order to avoid significant variations in the price of the Series “A” and “L” AMX and Sitios Shares, and to make the Spin-off process more transparent, América Móvil will request the BMV for the opening market price of the Series “A” and “L” shares of América Móvil and Series “B-1” of Sitios at the commencement of the auction session on the Ex-Date, to be determined individually in the market by conducting a spin-off auction of the Series “A” and “L” shares of América Móvil and the Series “B-1” Sitios Shares in the Ex-Date, in accordance with the methodology set forth in the BMV’s internal regulations.

With the registration of Sitios Latam shares before the RNV, its listing with the BMV and the Share Distribution to its shareholders, the spin-off process of AMX will conclude and Sitios Latam shares will begin trading independent from AMX’s shares.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of key factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact